Exhibit 99.1

Azure Power Announces Results for Fiscal Third Quarter 2021

Ebene, February 10, 2021: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal third quarter 2021, period ended December 31, 2020.

Fiscal Third Quarter 2021 Period Ended December 31, 2020 Operating Highlights:

•

Operating Megawatts (“MW”) were 1,987 MWs, as of December 31, 2020, an increase of 10.0% over December 31, 2019. Operating and committed megawatts were 7,115 MWs, as of December 31, 2020, an increase of 34.2% over December 31, 2019. Committed megawatts include 4,000 MWs for which we have received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) have not yet been signed.

•

Operating revenues for the quarter ended December 31, 2020 were INR 3,521 million (US$ 48.2 million), an increase of 15.6% over the quarter ended December 31, 2019. We estimate that our revenues were negatively impacted by approximately INR 126 million (US$ 1.7 million) on account of adverse weather conditions resulting in low insolation, as compared to our initial estimates, during the quarter.

•

Net loss for the quarter ended December 31, 2020 was INR 1,088 million (US$ 14.9 million). During the quarter, our results were negatively impacted by stock appreciation rights (SARs) expense of INR 1,318 million (US$ 18.1 million). Refer to the detailed explanation in the ‘Stock Appreciation Rights expense’ section of the commentary below.

•

Adjusted EBITDA for the quarter ended December 31, 2020 was INR 1,563 million (US$ 21.3 million), a decrease of 26.0% over the quarter ended December 31, 2019. During the quarter, our results were negatively impacted by an increase in stock appreciation rights (SARs) expense of INR 1,318 million (US$ 18.1 million). Refer the detailed explanation in the ‘Stock Appreciation Rights expense’ section of the commentary below.

•

Non-GAAP Cash Flow to Equity (“CFe”) from Operating Assets for the quarter ended December 31, 2020 was INR 1,231 million (US$ 16.8 million), an increase of 142.0% over the quarter ended December 31, 2019.

Key Operating Metrics

Electricity generation during the quarter and nine-months ended December 31, 2020 was 783.7 million kWh and 2,436.8 million kWh, respectively, an increase of 98.6 million kWh or 14.4%, over the quarter ended December 31, 2019, and an increase of 441.8 million kWh, or 22.1%, over the nine months ended December 31, 2019. The increase in electricity generation was principally a result of an additional 183 MWs of AC (277 MWs DC) operating capacity commissioned since December 31, 2019. Our Plant Load Factor (“PLF”) for the quarter and the nine months ended December 31, 2020, was 19.3% and 20.1% respectively, compared to 17.7% and 18.6%, respectively, for the same comparable periods in 2019, which increased principally due to the addition of DC capacity and improved performance by our plants.

We commissioned 153 MWs AC (236 MWs DC) during the three months ended December 31, 2020 and 179 MWs AC (264 MWs DC) during the nine months ended December 31, 2020.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the nine months ended December 31, 2020 decreased by INR 3.2 million (US$ 0.04 million), or 9%, to INR 31.2 million (US$ 0.43 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the nine months ended December 31, 2020 was INR 45.0 million (US$ 0.62 million), compared to INR 47.9 million, for the nine months ended December 31, 2019, on account of a reduction in solar module prices. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the nine months ended December 31, 2020 would have been lower by approximately INR 2.6 million (US$ 0.04 million) and INR 2.7 million (US$ 0.04 million), respectively, and for the nine months in the prior year ended December 31, 2019, the DC and the AC costs per megawatt would have been lower by approximately INR 2.5 million and INR 4.1 million, respectively.

As of December 31, 2020, our operating and committed megawatts were 7,115 MWs, an increase of 1,815 MWs compared to December 31, 2019. Committed megawatts include 4,000 MWs for which we have received LOAs but the PPAs have not yet been signed. The Solar Energy Corporation of India (“SECI”) has informed us that so far there has not been adequate response from the state electricity distribution companies (“DISCOMs”) for SECI to be able to sign the Power Sale Agreement (“PSA”) at this stage even though we have a LOA. SECI has mentioned that they will be unable to sign PPAs until PSAs have been signed, and they have committed to inform Azure Power of developments in their efforts with the DISCOMS. Capital costs, interest rates and foreign exchange rates have improved since Azure Power won the 4 GW auction in December 2019 which have resulted in lower tariffs in other recent SECI auctions. We expect these savings likely will be passed on to state electricity distribution companies (DISCOMS). We expect a tariff markdown from the price discovered in the auction, which will facilitate signing of PSAs. We will continue our discussions with SECI towards signing PPAs in respect of the 4GW tender and expect the PPAs to be signed in tranches over a period of time.

Nominal Contracted Payments for Projects with PPAs

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2019	2020
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions)*	534,901	511,781	7,009.7
Total estimated energy output (kilowatt hours in millions)*	155,410	150,174

* Nominal contracted payments for projects with PPAs do not include the payments for 4 GWs with LOAs since the PPAs have not yet been signed.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate for Projects with PPAs

Portfolio revenue run-rate for projects with PPAs equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2019	2020
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions)*	24,092	23,817	326.2
Estimated annual energy output (kilowatt hours in millions)*	6,831	6,772

* Portfolio revenue run-rate for projects with PPAs does not include the revenue for 4 GWs with LOAs as the PPAs have not been yet signed.

Fiscal Third Quarter 2021 Period ended December 31, 2020 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended December 31, 2020 was INR 3,521 million (US$ 48.2 million), an increase of 15.6% from INR 3,047 million in the quarter ended December 31, 2019. This increase was driven by the revenue generated from projects which were commissioned during the quarter ended December 31, 2019 until December 31, 2020 and additional revenue of INR 63 million (US$ 0.9 million) for the recovery of Safe Guard Duties and Goods and Service Tax under the change in law provision of our PPAs for four of our projects.  We estimate that our revenues were negatively impacted by approximately INR 126 million (US$ 1.7 million) on account of adverse weather conditions resulting in low insolation, as compared to our initial estimates, during the quarter.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended December 31, 2020 increased by 14.6% to INR 306 million (US$ 4.2 million) from INR 267 million in the quarter ended December 31, 2019. This increase in the cost of operations was primarily due to an increase in operational expenses from projects commissioned during the quarter ended December 31, 2019 until December 31, 2020.

The cost of operations per megawatt during the quarter ended December 31, 2020 is INR 0.16 million (~US$ 0.002 million), in line with the same comparable period ended December 31, 2019.

General and Administrative Expenses

General and administrative expenses for the quarter ended December 31, 2020 were INR 1,652 million (US$ 22.7 million), an increase of INR 983 million (US$ 13.5 million) compared to the quarter ended December 31, 2019. Higher general and administrative expense in the current quarter was primarily due to an increase in stock appreciation rights (SARs) expense of INR 1,259 million (US$ 17.2 million) compared to the quarter ended December 31, 2019, partially offset by lower provisions against receivables of INR 69 million (US$ 1.0 million), absence of management transition expense of INR 126 million, absence of interest charges on the safeguard duty on the import of modules by INR 82 million incurred during the same comparable period in 2019 and lower other cost due to cost reductions initiatives in travel, professional and other administrative expenses.

Stock Appreciation Rights Expenses

Stock appreciation rights expenses for the quarter ended December 31, 2020 were INR 1,318 million (US$ 18.1 million), an increase of INR 1,259 million (US$ 17.2 million) compared to the quarter ended December 31, 2019. The increase in SAR expense was primarily due to a change in accounting for capitalisation of SAR expense for the prior two quarters as well as a 37% increase in the share price during the quarter ended December 31, 2020, compared to the quarter ended September 30, 2020. During the quarter ending December 31, 2020, 175,000 SARs were exercised. As of December 31, 2020, 1,795,000 SARs were outstanding of which 1,642,500 SARs are not exercisable until 2024 on which the Company will not incur any cash payments until that time. Also, we have provided an updated statement of beneficial ownership of our key managerial personnel below.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended December 31, 2020 increased by INR 80 million (US$ 1.1 million), or 11.2%, to INR 796 million (US$ 10.9 million) compared to the quarter ended December 31, 2019. The increase primarily relates to the additional depreciation on capital expenditures from projects commissioned between December 31, 2019 until December 31, 2020.

Interest Expense, Net

Net interest expense during the quarter ended December 31, 2020 decreased by INR 485 million (US$ 6.6 million), or 19.5% compared to the quarter ended December 31, 2019, to INR 1,996 million (US$ 27.3 million). The decrease reflected the absence of charges in the same quarter a year ago including INR 385 million of prepayment charges to settle existing loans from the proceeds from the issuance of a solar green bond, INR 124 million related to the extinguishment of a debt facility, and INR 96 million relating to the refinancing of a loan partially offset by an increase in interest expense (net) of INR 141 million related to projects commissioned during the past 12 months.

Gain/ Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) appreciated against the U.S. dollar by INR 0.53 for every US$ 1.00 (or 0.7%) during the period from September 30, 2020 to December 31, 2020. During the quarter ended December 31, 2020, the Company did not report a foreign exchange gain or loss compared to an expense on foreign exchange loss of INR 60 million, during the quarter ended December 31, 2019. During the current fiscal year, the Company refinanced a foreign currency loan of INR 3,099 million (US$ 42.4 million) into an INR denominated loan, which should reduce the impact of Gain /Loss on Foreign Currency Exchange going forward.

Other Expenses/ (Income)

Other expenses/ (income), primarily consists of income from current investments and other incidental expense. During the quarter ended December 31, 2020, the Company has reported other expense (net) of INR 9 million (US$ 0.1 million) compared to other income (net) of INR 24 million, during the quarter ended December 31, 2019, primarily due to lower income earned in current quarter from current investments.

Income Tax Income/ Expense

Income tax income during the quarter ended December 31, 2020 was INR 150 million (US$ 2.1 million), compared to an income tax expense of INR 236 million in the quarter ended December 31, 2019. The company recognised an INR 427 million (US$ 5.8 million) deferred tax benefit during the quarter ended December 31, 2020 related to higher SAR expenses which was the primary reason for the year on year improvement in the Company’s net tax expense.

Net Loss

Net loss for the quarter ended December 31, 2020 was INR 1,088 million (US$ 14.9 million), a reduction of INR 270 million (US$ 3.7 million) compared to a loss of INR 1,358 million for the quarter ended December 31, 2019. The loss in the quarter ended December 31, 2020 included higher expense of INR 1,259 million (US$ 17.2 million) related to stock appreciation right expenses.

The year-on-year improvement reflected higher revenues from projects commissioned over the past year as well as the absence of charges in the same quarter last year of INR 385 million of prepayment charges to settle existing loans from the proceeds from the issuance of a solar green bond, INR 124 million related to the extinguishment of a debt facility, INR 96 million relating to refinancing of a loan, INR 126 million related to management transition, and INR 82 million of interest charges on the safeguard duty on the import of modules.

Cash Flow and Working Capital

Cash flow from operating activities for the quarter and nine months ended December 31, 2020 was INR 435 million (US$ 5.9 million) and INR 2,866 million (US$ 39.3 million), respectively, compared to INR 777 million and INR 1,840 million, respectively, for the prior comparable period. The cash flow from operating activities during the quarter was lower on account of an additional semi-annual payment of INR 352 million (US$ 4.8 million) of bond interest on the new US$ 350 million solar green bond issued in September 2019 offset by additional revenue. The cash flow from operating activities during the nine months was higher on account of additional revenue partly offset by higher interest payments.

During the quarter ended December 31, 2020, working capital outflow was INR 766 million (US$ 10.5 million), compared to an inflow of INR 123 million, for the quarter ended December 31, 2019, primarily on account of an additional semi-annual payment of interest on the green bonds described above. During the nine months ended December 31, 2020, the working capital outflow was INR 1,632 million (US$ 22.2 million), compared to an outflow of INR 436 million, for the nine months ended December 31, 2019 primarily on account of the same additional semi-annual payment of interest on the green bonds partially offset by better collections of accounts receivables.

The Company’s days receivables during the current quarter were 113 days, as of December 31, 2020, as compared to 119 days as of December 31, 2019, reflecting improved collections.

Cash used in investing activities for the quarter ended December 31, 2020 was INR 5,689 million (US$ 77.9 million), compared to INR 6,574 million for the same quarter in 2019, primarily due to lower investments in mutual funds by INR 4,107 million (US$ 56.3 million) partially offset by higher capital expenditures for new solar projects of INR 3,231 million (US$ 44.3 million), as compared to the same period in 2019. Cash used in investing activities for the nine months ended December 31, 2020 was INR 12,863 million (US$ 176.3 million), compared to INR 21,940 million for the same period in 2019, primarily due to lower capital expenditures for new solar projects amounting to INR 3,951 million (US$ 54.1 million) and lower investment in mutual funds amounting to INR 5,100 million (US$ 69.9 million), as compared to the same period in 2019.

Cash flow from financing activities for the quarter ended December 31, 2020 was INR 4,974 million (US$ 68.1 million) compared to a use of INR 13,855 million, as compared to the same period in 2019, primarily due to proceeds of short term debt taken for purchases of modules during current period, whilst there was a INR 19,419 million of loans repaid in the year ago quarter post the issuance of a solar green bonds in September 2019. Cash flow from financing activities for the nine months ended December 31, 2020 was INR 8,330 million (US$ 114.1 million) compared to INR 15,911 million, as compared to the same period in 2019, primarily reflecting an equity raise of INR 5,314 million (US$ 72.8 million) and net proceeds from the issuance of solar green bonds amounting to US$ 350 million and other term loans during same period in 2019.

Liquidity Position

As of December 31, 2020, the Company had INR 8,915 million (US$ 122.1 million) of cash, cash equivalents and current investments. In addition, the Company has INR 4,594 million (US$ 62.9 million) of short-term restricted cash at December 31, 2020 that we expect to be utilised primarily for capital expenditures over the next twelve months. The Company had undrawn project debt commitments of INR 12,574 million (US$ 172.2 million) as of December 31, 2020.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of Net Profit/(loss) to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 1,563 million (US$ 21.3 million) for the quarter ended December 31, 2020, compared to INR 2,111 million for the quarter ended December 31, 2019. The decrease was primarily due to higher stock appreciation rights expenses of INR 1,259 million (US$ 17.2 million) during the quarter ended December 31, 2020, partially offset by the increase in revenue and lower corporate overhead.

Cash Flow to Equity (CFe) from Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity from Operating Assets was INR 1,231 million (US$ 16.8 million) for the quarter ended December 31, 2020, an increase of 142% compared to INR 509 million for the quarter ended December 31, 2019. The increase in Cash Flow to Equity from Operating Assets was primarily driven by higher revenues from the completion of new projects during the previous 12 months and cost reductions in corporate expenses.

COVID-19 Update

We are continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Our project construction activities are gradually coming back to normal levels. Our operational and maintenance activities continue to perform at normal levels.

Other matters

During the current quarter, the Company has converted RSU issued to its Board members into Restricted Shares (RS) at the then current share price on the date of conversion. There is no material financial impact on the statement of operations and the liability related to Restricted Shares is reclassified to equity.

Guidance for Fiscal Year 2021 and 2022

The following statements are based on our current expectations. These statements are forward-looking and actual results may differ materially. For fiscal year ending March 31, 2021, we expect MWs operational and revenues will be at the lower end of the previously guidance range. For the fourth fiscal quarter of 2021, we expect revenues of between INR 4,335– INR 4,435 million (or US$ 59– US$ 61 million at the December 31, 2020 exchange rate of INR 73.01 to US$ 1.00) and a PLF of between 22.0% and 23.0%.

For the fiscal year ending March 31, 2022, we expect MWs operational to be between 2,900 – 3,115. We expect revenues of between INR 17,900 – 18,900 million (or US$ 245 – 259 million converted at the December 31, 2020 exchange rate of INR 73.01 to US$ 1.00).

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Thursday, February 11, 2021 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal Third Quarter 2021 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 73.01 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public Company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the corona virus; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange, net and (e) Other expenses/ (income). The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a Company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net Profit/(loss) to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to a high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not the cash from operations of the Company on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before December 31, 2020. The operational assets represent the MWs operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development, (ii) “corporate” which includes our three Mauritius entities, (iii)other projects not covered under operational assets, (iv) a company incorporated in the United States and (v) other entities under the group which are newly incorporated.

We define “debt amortisation” as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortisation of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of December 31,
	2020	2020	2020
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	9,792	8,915	122.1
Restricted cash	4,877	4,594	62.9
Accounts receivable, net	4,456	4,534	62.1
Prepaid expenses and other current assets	1,619	1,982	27.1
Total current assets	20,744	20,025	274.2
Restricted cash	848	323	4.4
Property, plant and equipment, net	95,993	109,460	1,499.3
Software, net	55	34	0.5
Deferred income taxes	2,205	2,423	33.2
Right-of-use assets	4,434	4,256	58.3
Other assets	8,115	7,449	102.0
Investments in held to maturity securities	7	7	0.1
Total assets	132,401	143,977	1,972.0
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	975	4,257	58.3
Accounts payable	1,795	1,975	27.1
Current portion of long-term debt	2,303	5,942	81.4
Income taxes payable	50	91	1.2
Interest payable	1,716	596	8.2
Deferred revenue	110	111	1.5
Lease liabilities	256	294	4.0
Other liabilities	2,020	5,146	70.5
Total current liabilities	9,225	18,412	252.2
Non-current liabilities:
Long-term debt	86,586	87,699	1,201.2
Deferred revenue	2,129	2,125	29.1
Deferred income taxes	2,622	2,266	31.0
Asset retirement obligations	741	891	12.2
Leases liabilities	3,592	3,301	45.2
Other liabilities	289	2,075	28.4
Total liabilities	105,184	116,769	1,599.3
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 47,650,750 and 48,170,194 shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively	2	2	0.0
Additional paid-in capital	37,533	37,977	520.2
Accumulated deficit	(8,580)	(9,991)	(136.8)
Accumulated other comprehensive loss	(1,937)	(980)	(13.4)
Total APGL shareholders’ equity	27,018	27,008	370.0
Non-controlling interest	199	200	2.7
Total shareholders’ equity	27,217	27,208	372.7
Total liabilities and shareholders’ equity	132,401	143,977	1,972.0

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended December 31,			Nine months ended December 31,
	Unaudited			Unaudited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Operating revenues:
Revenue from customers(1)	3,047	3,521	48.2	9,283	10,965	150.2
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	267	306	4.2	817	878	12.0
General and administrative(2)	669	1,652	22.7	1,722	2,899	39.7
Depreciation and amortization	716	796	10.9	2,010	2,324	31.8
Total operating costs and expenses:	1,652	2,754	37.8	4,549	6,101	83.5
Operating income	1,395	767	10.4	4,734	4,864	66.7
Other expense, net:
Interest expense, net(2)	2,481	1,996	27.3	5,968	6,182	84.8
Other expenses/ (income)(2)	(24)	9	0.1	(23)	18	0.2
Loss (gain) on foreign currency exchange, net	60	—	—	325	4	0.0
Total other expenses, net	2,517	2,005	27.4	6,270	6,204	85.0
Loss before income tax	(1,122)	(1,238)	(17.0)	(1,536)	(1,340)	(18.3)
Income tax income/(expense)	(236)	150	2.1	(407)	(70)	(1.0)
Net Loss	(1,358)	(1,088)	(14.9)	(1,943)	(1,410)	(19.3)
Less: Net (loss) / profit attributable to non-controlling interest	(16)	(4)	(0.1)	(42)	1	0.0
Net loss attributable to APGL equity Shareholders	(1,342)	(1,084)	(14.8)	(1,901)	(1,411)	(19.3)
Net loss per share attributable to APGL equity Shareholders:
Basic	(31.62)	(22.54)	(0.31)	(45.77)	(29.45)	(0.40)
Diluted	(31.62)	(22.54)	(0.31)	(45.77)	(29.45)	(0.40)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	42,427,002	48,097,469	48,097,469	41,522,750	47,911,357	47,911,357
Equity shares: Diluted	42,427,002	48,097,469	48,097,469	41,522,750	47,911,357	47,911,357

(1) Revenue from customers is in accordance with ASC 606, includes sale of power, other revenue items related to generation from solar power.

(2)During the current period we classified mutual fund income and certain immaterial financing related charges from interest expense and general and administrative expenses, respectively to other expenses/(income). Accordingly, the prior period items have been reclassed to conform with the current year presentation

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended December 31,			Nine months ended December 31,
	Unaudited			Unaudited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net loss	(1,358)	(1,088)	(14.9)	(1,943)	(1,410)	(19.3)
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	190	(485)	(6.7)	161	(383)	(5.3)
Depreciation and amortization	716	796	10.9	2,010	2,324	31.8
Adjustments to derivative instruments	412	481	6.6	932	1,454	19.9
Loss on disposal of property plant and equipment	14	4	0.1	14	12	0.2
Share based compensation	103	1,330	18.2	140	1,924	26.3
Amortization of debt financing costs	296	82	1.1	575	268	3.7
Realized gain on investments	(31)	-	-	(35)	-	-
Provision for employee benefits	(12)	10	0.1	31	43	0.6
ARO accretion(1)	12	11	0.2	33	31	0.4
Non- cash rent expense	48	103	1.4	84	129	1.8
Allowance for doubtful accounts	39	14	0.2	73	51	0.7
Loan Prepayment charges	216	23	0.3	251	257	3.5
Foreign exchange loss/(gain) , net	60	-	-	325	4	0.1
Change in operating lease right-of-use assets	(347)	(275)	(3.8)	(1,195)	(203)	(2.9)
Change in operating lease liabilities	296	195	2.7	820	(3)	(0.0)
Changes in operating assets and liabilities:
Accounts receivable	71	(119)	(1.6)	(724)	(129)	(1.8)
Prepaid expenses and other current assets	243	14	0.2	144	(200)	(2.7)
Other assets	(382)	100	1.4	(224)	(38)	(0.5)
Accounts payable	(178)	(26)	(0.4)	130	(147)	(2.0)
Interest payable	(110)	(826)	(11.3)	(84)	(1,112)	(15.2)
Deferred revenue	(9)	10	0.1	148	(3)	(0.0)
Other liabilities	488	81	1.1	174	(3)	(0.0)
Net cash flows provided by operating activities	777	435	5.9	1,840	2,866	39.3
Cash flow from investing activities
Purchase of property plant and equipment(1)	(2,458)	(5,689)	(77.9)	(16,807)	(12,856)	(176.2)
Purchase of software	(9)	-	-	(33)	(7)	(0.1)
Purchase of available for sale investments	(17,971)	-	-	(21,362)	-	-
Sale of available for sale investments	13,864	-	-	16,262	-	-
Net cash flows used in investing activities	(6,574)	(5,689)	(77.9)	(21,940)	(12,863)	(176.3)

Cash flows from financing activities
Proceeds from issuance of green bonds	-	-	-	24,400	-	-
Proceeds from equity shares	5,290	118	1.6	5,314	389	5.3
Repayments of term and other debt	(19,419)	(1,539)	(21.1)	(30,607)	(7,243)	(99.2)
Loan prepayment charges	(216)	(23)	(0.3)	(251)	(257)	(3.5)
Proceeds from term and other debt	490	6,418	87.9	17,055	15,441	211.5
Net cash provided by/ (used in) financing activities	(13,855)	4,974	68.1	15,911	8,330	114.1
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(86)	65	0.9	(123)	(18)	(0.2)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	(19,652)	(280)	(3.9)	(4,189)	(1,667)	(22.9)
Cash and cash equivalents and restricted cash at the beginning of the period	29,412	14,047	192.4	13,986	15,517	212.5
Cash and cash equivalents and restricted cash at the end of the period	9,674	13,832	189.4	9,674	13,832	189.4

(1) Figures of prior comparable period have been regrouped/reclassified to conform with the current year presentation of ARO accretion.

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended December 31, 2019				For the three months ended December 31, 2020
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	3,047		—	3,047	3,521		—	3,521	48.2
Cost of operations	267		—	267	306		—	306	4.2
General and administrative	669		352	317	1,652		1,536	116	1.6
Depreciation and amortization	716		11	705	796		10	786	10.8
Operating income/ (loss)	1,395		(363)	1,758	767		(1,546)	2,313	31.6
Interest expense, net	2,481		114	2,367	1,996		217	1,779	24.4
Other expenses/ (income)	c(24)		(20)	(4)	9		—	9	0.1
Loss/(gain) on foreign currency exchange, net	60		20	40	—		3	(3)	(0.0)
Profit/ (Loss) before income tax	(1,122)		(477)	(645)	(1,238)		(1,766)	528	7.1
Add: Depreciation and amortization	716		11	705	796		10	786	10.8
Add: Loss/(gain) on foreign currency exchange, net	60		20	40	—		3	(3)	(0.0)
Add: Amortization of debt financing costs	296		20	276	82		22	60	0.8
Add: Other items from Statement of Cash Flows(1)	389		64	325	1,495		1,357	138	1.9
Less: Cash paid for income taxes	(185)		(67)	(118)	(173)		(44)	(129)	(1.8)
Less: Debt amortization(2)	(74)		—	(74)	(149)		—	(149)	(2.0)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	80	(4)	(429)	509	813	(4)	(418)	1,231	16.8

	For the nine months ended December 31, 2019				For the nine months ended December 31, 2020
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	9,283		—	9,283	10,965		—	10,965	150.2
Cost of operations	817		—	817	878		—	878	12.0
General and administrative	1,722		970	752	2,899		2,458	441	6.0
Depreciation and amortization	2,010		30	1,980	2,324		29	2,295	31.4
Operating income/ (loss)	4,734		(1,000)	5,734	4,864		(2,487)	7,351	100.8
Interest expense, net	5,968		493	5,475	6,182		603	5,579	76.4
Other expenses/ (income)	(23)		(24)	1	18		—	18	0.2
Loss/(gain) on foreign currency exchange, net	325		92	233	4		—	4	0.1
Profit/ (Loss) before income tax	(1,536)		(1,561)	25	(1,340)		(3,090)	1,750	24.1
Add: Depreciation and amortization	2,010		30	1,980	2,324		29	2,295	31.4
Add: Loss/(gain) on foreign currency exchange, net	325		92	233	4		—	4	0.1
Add: Amortization of debt financing costs	575		116	459	268		43	225	3.1
Add: Other items from Statement of Cash Flows(1)	591		127	464	2,447		1,962	485	6.6
Less: Cash paid for income taxes	(392)		(108)	(284)	(447)		(131)	(316)	(4.3)
Less: Debt amortization(2)	(530)		—	(530)	(514)		—	(514)	(7.0)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	1,043	(4)	(1,304)	2,347	2,742	(4)	(1,187)	3,929	54.0

(1)

Other items from the Statement of Cash Flows. For the quarter ended December 31, 2019 and December 31, 2020, respectively, other items include: loss on disposal of property plant and equipment of INR 14 million and INR 4 million, share based compensation of INR 103 million and INR 1,330 million, realized gain on investment of INR 31 million and INR Nil, non-cash rent expense of INR 48 million and INR 103 million, allowance for doubtful debts of INR 39 million and INR 14 million, employee benefit expense of INR (12) million and INR 10 million, loan repayment charges of INR 216 million and INR 23 million and ARO accretion of INR 12 million and INR 11 million.

For the nine months ended December 31, 2019 and December 31, 2020, respectively, other items include: loss on disposal of property plant and equipment of INR 14 million and INR 12 million, share based compensation of INR 140 million and INR 1,924 million, realized gain on investment of INR 35 million and INR Nil, non-cash rent expense of INR 84 million and INR 129 million, allowance for doubtful debts of INR 73 million and INR 51 million, employee benefit expense of INR 31 million and INR 43 million, loan repayment charges of INR 251 million and INR 257 million and ARO accretion of INR 33 million and INR 31 million.

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended December 31, 2020, was INR 1,539 million (refer to the Statement of Cash Flows) which includes INR 1,390 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 149 million (US$ 2.0 million). Repayments of term and other loans during the quarter ended December 31, 2019, was INR 19,419 million (refer to the Statement of Cash Flows) which includes INR 19,345 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 74 million.

Repayments of term and other loans during the nine months ended December 31, 2020, was INR 7,243 million (refer to the Statement of Cash Flows) which includes INR 6,729 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 514 million (US$ 7.0 million). Repayments of term and other loans during the nine months ended December 31, 2019, was INR 30,607 million (refer to the Statement of Cash Flows) which includes INR 30,077 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 530 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered growth capital expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended December 31, 2019	For the three months ended December 31, 2020	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
	Unaudited		Unaudited
CFe (Non-GAAP)	80	813	1,043	2,742
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	123	(766)	(436)	(1,632)
Current income taxes	(46)	(335)	(246)	(453)
Prepaid lease payments and employee benefits	(51)	(80)	(375)	(206)
Amortization of hedging costs	412	481	932	1,454
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	74	149	530	514
Cash taxes paid	185	173	392	447
Cash from Operating Activities (GAAP)	777	435	1,840	2,866

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended December 31,			Nine months ended December 31,
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Net Loss	(1,358)	(1,088)	(14.9)	(1,943)	(1,410)	(19.3)
Income tax expense/ (income)	236	(150)	(2.1)	407	70	1.0
Interest expense, net	2,481	1,996	27.3	5,968	6,182	84.8
Other expenses/ (income)	(24)	9	0.1	(23)	18	0.2
Depreciation and amortization	716	796	10.9	2,010	2,324	31.8
Loss/ (gain) on foreign currency exchange, net	60	-	-	325	4	0.0
Adjusted EBITDA	2,111	1,563	21.3	6,744	7,188	98.5

Statement of beneficial ownership:

Name	Number shares beneficially owned	(%)
Directors and Officers:
Barney S. Rush (Director)	—	—
Arno Harris (Director)	10,292	0.02%
Cyril Sebastien Dominique Cabanes (Director)	—	—
Yung Oy Pin (Jane) Lun Leung (Director)	—	—
Deepak Malhotra (Director)	—	—
Muhammad Khalid Peyrye (Director)	—	—
Supriya Prakash Sen (Director)	—	—
M S Unnikrishnan (Director)	—	—
Ranjit Gupta (CEO & Director)	—	(1)
Murali Subramanian (COO)	—	(1)
Pawan Kumar Agrawal (CFO)	—	—
Kapil Kumar	—	—
Gaurang Sethi	—	—
Samitla Subba	—	—
Nathan Judge	32,764	0.07%
Kuldeep Jain	—	—

(1) As of December 31, 2020, Mr Ranjit Gupta (CEO) and Mr Murali Subramanian (COO), had total of a total of 1,795,000 SARs of which 1,642,500 SARs are not exercisable until 2024. (refer to our most recently filed 20F for details about the compensation plan for our senior management).